

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

By Facsimile (202.362.2902) and U.S. Mail

John J. Gorman, Esq.
Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, N.W. Suite 780
Washington, DC 20015

>   **Re: Neffs Bancorp, Inc.**
>   **Schedule 13E-3**
>   **Filed on April 11, 2011**
>   **File No. 5-86176**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on April 8, 2011**
>   **File No. 0-32605**

Dear Mr. Gorman:

       We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

       After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1.   The preliminary proxy statement appears to be missing significant amounts of what would appear to be material information. Please allow sufficient time for Staff review of the additional information.

Special Factors, page 16

2.   It appears that the many of the factors cited in support of the timing of the transaction,
        have been present for some time. Please revise to provide expanded disclosure regarding
        the reasons behind the Company's choice to engage in the transaction *at this time* as
        opposed to any other time in the Company's public company history. Refer to Item
        1013(c) of Regulation M-A.

Opinion of Financial Advisor, page 24

3.   Please address how the Board was able to reach the fairness determination as to
        unaffiliated security holders, given that Danielson Associates' opinion addressed fairness
        with respect to "shareholders of the Neffs Bancorp, including both shareholders who
        receive Cash Consideration and those who remain shareholders of Neffs Bancorp."

4.   The fairness opinion appears to suggest that in forming its opinion, the financial advisor
        relied upon certain non-public projections regarding the Company. To the extent such
        projections were prepared by the Company, please disclose such projections in the proxy
        materials. In doing so, please also disclose (i) the approximate date on which such
        financial projections were last updated by management and (ii) the key business and
        economic assumptions underlying such financial projections.

5.   Define the term NPA as used on page 26.

Reduction of Certain Direct and Indirect Costs, page 35

6.   Please reconcile the reference to $80,000 with disclosure on page 23 which appears to
        suggest that the same expenses related to SEC filing and reporting requirements were
        approximately $131,000 in 2010.

Additional Effects of Transaction on Non-Affiliated Shareholders, page 40

7.   The heading of this section refers to additional effects but it is unclear if the effects
        discussed in this section are in addition to those effects listed on pages 36 through 39 and
        whether, similar to the disclosure provided on page 39 with respect to affiliated
        shareholders, the unaffiliated holders will participate in the merger in the same manner
        and to the same extent as all other holders. Please revise to clarify.

Recommendation of the Board, page 41

8.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
        to a filing person's fairness determination and should be discussed in reasonable detail.
        See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
        1981). Note that to the extent the Board's discussion and analysis does not address each

of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. In addition, the factors to be discussed relate to the Board's fairness determination of the going-private transaction in its entirety, and such determination and the related factors are not limited to specific forms of consideration to be provided to particular groups of shareholders. We note that the analysis of the Board does not appear to address the factors described in clauses (i) through (vi) and (viii) of Instruction 2 to Item 1014 with respect to the Series A Preferred Stock or explain in detail why such factors were not deemed material or relevant. We also note that the analysis of the Board does not appear to address the factors described in clauses (viii) of Instruction 2 to Item 1014 with respect to the fairness of the Cash Consideration or explain in detail why such factors were not deemed material or relevant. The analysis of the Board also does not appear to address any of the factors of Instruction 2 to Item 1014 with respect to the fairness of the transaction for those holders who will continue to remain holders of Common Stock. Please revise accordingly.

Structure of the Merger, page 58

9.   Please explain the meaning of the last sentence of the second paragraph of this section, referring to "the absence of transaction costs."

Shares held in street name, page 59

10.   We refer you to the third to last sentence of the first paragraph in this section and the discussion in the first paragraph on page 60 describing what happens to shares of Common Stock acquired by a shareholder after the Record Date who was not already a Third Tier Record Holder. Please advise what effect, if any, will result if First Tier or Second Tier Record Holders transfer shares held by them to a broker or custodian who, prior to such transfer, already held or was deemed to hold 101 or more shares of the Company's common stock. Will such transferred shares remain Common Stock following the merger or will such shares be converted into the right to receive shares of Series A Preferred Stock on a share for share basis?

Source of Funds and Expenses

11.   Disclosure in this section indicates that the Company reserves the right to limit the amount of cash payable in the transaction to $3.5 million. Please disclose the circumstances under which the Company may choose *not* to impose such limit.

Proxy card

12.   We refer you to the disclosure in the first whole paragraph on page 60 indicating that each share of Common Stock acquired by a shareholder after the Record Date who was not already a Third Tier Record Holder will be converted into the right to receive shares

of Series A Preferred Stock on a share for share basis. Please reconcile this disclosure with the Cash Consideration election under proposal 1 which suggests that a holder choosing such election will receive Cash Consideration in exchange for *all* shares of common stock held by such holder at the effective time of the merger.

13.   We note that proposal 1 is not conditioned upon the approval of proposal 2. With a view toward disclosure, please advise us of the consequences that would result if proposal 1 is approved but proposal 2 is not.

14.   The legend above the signature line on the proxy card indicates that the proxy confers discretionary authority on the proxy holders to vote with respect to the election of any person as director, where the nominees are unable to serve or for good cause will not serve. Please confirm for us that should the Company lawfully identify or nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(a) and 7 of Schedule 14A with respect to such nominees.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions